

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-mail
Mark E. Woodward
Chief Executive Officer
E2open, Inc.
4100 East Third Avenue, Suite 400
Foster City, California 94404

  Re: E2open, Inc.
    Form 10-K for the Fiscal Year Ended February 28, 2014
    Filed May 5, 2014
    File No. 001-35598

Dear Mr. Woodward:

  We have reviewed your letter dated January 30, 2015 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 15, 2015.

Form 10-K for the Fiscal Year Ended February 28, 2014

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page 75

1. We note from your response to prior comment 3 that you evaluate your customer arrangements on a total contract value basis and determined that you have no loss contracts. Please explain why you do not evaluate each element separately as part of a multiple element arrangement considering that you account for subscriptions and support and professional services revenue as separate units of accounting and allocate revenue to

each element of an arrangement based on a selling price hierarchy. Describe your process of assessing when an anticipated loss should be recognized for your professional service arrangements provided on a fixed-fee basis.

<u>Item 9A. Controls and Procedures, page 99</u>

2. We note your response to prior comment 4. Please amend your filing to provide management's report on the internal control over financial reporting. We refer you to Item 308(a) of Regulation S-K.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence, page 100</u>

3. We note your proposed disclosure provided in response to prior comments 6 and 8. Rather than cross-referencing a discussion of related party transactions in management's discussion and analysis in your amended 10-K, please include under this heading your discussion of any related party transactions.

<u>Exhibits 31.1 and 31.2</u>

4. We note your response to prior comment 9. Please amend your filing to include the correct certifications.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief